Paul Hastings

Paul, Hastings, Janofsky & Walker
Gaikokuho Jimu Bengoshi Jimusho
34F Ark Mori Building, P.O. Box 577
12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107-6034 Japan
telephone 03 3586 4711 facsimile 03 3586 4705 www.paulhastings.com

File No.: 82-34801

[redacted]

011-81-3-6229-6014
howardcheng@paulhastings.com

June 27, 2005

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

6/30

TKO/73210.7

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED
SINCE SEPTEMBER 21, 2004

JAPANESE LANGUAGE DOCUMENTS

1. Results of the 67th Ordinary General Meeting of Shareholders (Exhibit 1) (English translation attached).

2. Newspaper Announcement of Financial Results, dated June 18, 2005 (Exhibit 2) (English translation attached).

3. Articles of Incorporation, revised June 17, 2005 (Exhibit 3) (Brief English description of changes attached).

File No.: 82-34801

Exhibit 1

June 17, 2005

Results of the 67th Ordinary General Meeting of Shareholders

Dear Shareholders,

The 67th Ordinary General Meeting of Shareholders of the HOYA CORPORATION was held on June 17 (Friday), 2005, at 10:00 a.m. at the Head Office of the Company, Tokyo, Japan and the following matters were reported and resolved. HOYA CORPORATION is really appreciating your cooperation for voting proxy.

Yours very truly,
HOYA CORPORATION
2-7-5, Naka-Ochiai, Shinjuku-ku,
Tokyo 161-8525, Japan

Hiroshi Suzuki
President and Chief Executive Officer

Description

(1) Matters to be reported:

1. The business report, consolidated balance sheets and consolidated statements of income, together with the balance sheets and statements of income for the 67th fiscal year (from April 1, 2004 to March 31, 2005).

2. Report of audits of the consolidated financial statements for the 67th fiscal year (From April 1, 2004 to March 31, 2005) by the Independent Auditors and the Audit Committee.

3. Reports on the contents and reasons for the appropriation of retained earnings for the 67th fiscal year.

The above three matters were reported respectively.
The year-end dividend for the 67th business year was Yen90 per share as paid in May. Consequently, the dividend throughout the 67th business year, including the interim dividend of Yen60 per share already paid, amounted to Yen150 per share.

(2) Matters for resolution:

Proposition No. 1: Partial amendment to the Articles of Incorporation.
The proposition was approved in its original form and the authorized shares was reduced to 316,224,600 shares.

Proposition No. 2: Election of 8 Directors.
The proposition was approved in its original form and Messrs. Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, Eiko Kono, Yukiharu Kodama, Hiroshi Suzuki, Kenji Ema and Hiroaki Tanji were elected and inaugurated as Directors.

Proposition No. 3: Issuance of stock acquisition rights as stock options.
The proposition was approved in its original form and the Company was allowed to issue stock acquisition rights free of charge to the Directors, Executive Officers and employees of the Company and its subsidiaries as stock options, not exceeding 3,000 rights.

Proposition No. 4: Appointment of independent auditor.
The proposition was approved in its original form and KMPG AZSA & Co. was appointed as the new Independent Auditors.

(Notes).
The members of the new Board of Directors:

The following members were appointed and have assumed the indicated positions in the above general meeting of shareholders and the following Board of Directors' meeting.

1. Directors (As of June 17, 2005)

Takeo Shiina (Senior Advisor of IBM Japan, Ltd.)
Yuzaburo Mogi (Chairman & CEO of Kikkoman Corporation)
Yoshikazu Hanawa (Advisor and Honorary Chairman of Nissan Motor Co., Ltd.)
Eiko Kono (Chairperson of the Board of Recruit Co., Ltd)
Yukiharu Kodama (new appointment, President of the Japan Information Processing

Development Corporation)

Hiroshi Suzuki

Kenji Ema

Hiroaki Tanji

2. Executive Officers(As of June 17, 2005)

Hiroshi Suzuki(President & CEO)

Kenji Ema(Chief Financial Officer)

Hiroaki Tanji (Head of Business Development Division)

(Notes) The Five Directors, Messrs. Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, Yukiharu Kodama and Ms.Eiko Kono are outside directors as provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

File No.: 82-34801

Exhibit 2

[English Translation]

With expanded demand for high-precision products in the booming digital appliance market, HOYA has achieved increases both in sales and profit for 2 consecutive fiscal years at record high.

Aiming to increase its corporate value, HOYA will strive to create and innovate business and continue to promote global business deployment.

●Transition of Consolidated Sales Volume (Unit: 1M Yen)


350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
235,266
245,293
271,443
308,172
2002 March
2003 March
2004 March
2005 March
Overseas
Japan

●Transition of Consolidated Current Net Profit (Unit: 1M Yen)


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
23,740
20,037
39,548
64,135
2002 March
2003 March
2004 March
2005 March

●Composition Ratio of Consolidated Sales Volume Based on Business Category


51.3%
57.3%
Information and Telecommunication
Eye Care
Others
2.1%
1.7%
March 2004
March 2005

●Composition Ratio of Consolidated Sales Volume Based on Territory


4.1%
10.0%
11.0%
74.9%
Japan
Europe
North America
Asia

March 2005

65th period Accounting Announcement HOYA CORPORATION President & CEO Hiroshi Suzuki
June 18, 2005

Balance Sheet Summary
(As of March 31, 2005)

(Unit: Million Yen)

Assets		Liabilities and Equity	
Items	Amount	Items	Amount
Current assets	129,520	Current Liabilities	62,454
Cash and deposits	34,424	Accounts payable	18,151
Notes	8,774	Accrued outsourcing cost	7,979
Accounts receivable	53,040	Accrued corporate taxes, etc.	6,748
Inventories	17,345	Accrued equipment expenses	8,267
Other current assets	16,563	Other current liabilities	21,307
Allowance for doubtful receivables	Δ 628	Long-term liabilities	542
Fixed assets	92,793	Total liabilities	62,996
Tangible fixed assets	39,311	Common stock	6,264
Building and structures	8,799	Additional paid-in capital	15,898
Machinery and vehicles	16,232	Capital surplus	15,898
Lands	6,220	Retained earnings	144,994
Other tangible fixed assets	8,058	Legal reserve	1,566
Intangible fixed assets	3,518	Voluntary reserve	116,357
Investments and other assets	49,964	Unappropriated retained earnings at the end of the term	27,071
Stock investment(s) in subsidiary(ies)	40,297	Evaluation differences of investments securities	37
Other investment and other assets	9,808	Treasury stock, at cost	Δ 7,878
Allowance for doubtful receivables	Δ 141	Total Equity	159,316
Total assets	222,313	Total	222,313

Statements of Income
(from April 1, 2004 to March 31, 2005)

(Unit: Million Yen)

Items	Amount
Net Sales	224,608
Cost of sales	155,790
Gross profit	68,818
Selling, general and administrative expenses	33,686
Operating income	35,131
Non-operating income	11,899
Non-operating expenses	493
Ordinary income	46,536
Extraordinary income	148
Extraordinary losses	8,456
Income before income taxes	38,229
Corporate taxes, inhabitant taxes and business taxes	12,354
Corporate taxes, etc. adjustments	907
Net Income	24,967
Balance brought forward	37,501
Unabsorbed loss accepted upon merger	2,032
Treasury stock sale loss	49
Retirement of treasury stock	30,702
Interim Dividends	6,678
Unappropriated retained earnings at the end of the term	27,071

(For reference)

Consolidated Balance Sheet Summary
(As of March 31, 2005)

(Unit: Million Yen)

Assets		Liabilities and Shareholders' Equity	
Items	Amount	Items	Amount
Current assets	232,871	Current Liabilities	70,792
Cash and deposits	112,874	Long-term liabilities	1,970
Notes account receivable- trades	73,619	Total liabilities	72,762
Inventories	36,165	Minority Interest	830
Other current assets	10,212	Common stock	6,264
Fixed assets	118,288	Additional paid-in capital	15,898
Tangible fixed assets	95,158	Retained earnings	268,255
Intangible fixed assets	5,489	Evaluation differences of investments securities	37
Investment and other assets	17,640	Foreign currency statement translation adjustments	Δ 4,687
Investment securities	10,383	Treasury stock, at cost	Δ 7,878
Others	7,256	Total Equity	277,889
Deferred charges	322		
Total assets	351,482	Total	351,482

Consolidated Statements of Income
(from April 1, 2004 to March 31, 2005)

(Unit: Million Yen)

Items	Amount
Net Sales	308,172
Cost of sales	158,023
Gross profit	150,148
Selling, general and administrative expenses	65,228
Operating income	84,920
Non-operating income	6,623
Non-operating expenses	2,017
Ordinary income	89,525
Extraordinary income	719
Extraordinary losses	6,779
Income before income taxes and other items	83,466
Corporate taxes, inhabitant taxes and business taxes	18,690
Corporate taxes, etc. adjustments	531
Minority interests in net income	108
Net income	64,135

(Note) At the end of this fiscal year, there are 58 consolidated subsidiaries and the equity method is applied to two companies.

た。採算情報配信発の受注億円程度った。営円前後の

赤字となったもよう。
従来予想が二億五千万円の黒字だった最終損益は、五億円の赤字（前の期は四億円の黒字）となった。

ン独 税引き益27%減

タジーが二〇〇五単独業績が一億七期を二七上高は伸ベントの

実施で費用が膨らみ二ケタ減益となった。「第一四半期の減益は計画通り」としており中間期、通期の業績見通しは据え置いた。
売上高は七十四億円と

算発る。除く千八したのは一五。四ポイ化がする末か

ら四十日以内に発表を終えた。東京証券取引所では決算発表の早期化を促しため、四十日以内に発表する企業には記載事項の一部を省略することを認めている。
新興三市場上場の四百八十九社の集計では、連結決算発表までの所要日数は四十八・四日と前年より一・五日短縮した。

さみ営業りそう。貸倒引当とで経常うだ。年間配当二十円にリプロは当性向をから5割

に引き上げ、今期の年間配当は四十五周年記念配三円を加えた十九円とする方針。吉本興は減損損失の計上で純利益が前期並みにとどまりそうなため、年十四円配当を据え置く。

月優 ラス 3B (S 3B P)

一八%増。既存店売上高が一八%増と好調だったことに加え、直営で六店舗を新規出店したことも寄与した。
しかし東証一部上場記念のキャンペーンとして期間限定で一部の乗り物を無料にしたり、ゲームを通常料金で二倍の利用ができるようにしたりしたことで粗利率が悪化。営業利益は二七%減の三億三千万円となった。

ケーブル経常益 4月中間25%減

日本ケーブル・システムが十七日発表した二〇〇五年四月中間期の連結決算は、経常利益が前年同期比二五%減の三十二億円だった。主力の自動車部品で、鋼材価格の高騰や米ビッグスリーからの値下げ圧力などが収益を圧迫した。
株主への利益配分を重視、年間配当を二円増やし十七円とする。売上高は二%増の五百五億円。純利益は二三%減の十九億円だった。

日東網の前期 経常益65%増

日東製網が十七日発表した二〇〇五年四月期連結決算は、経常利益が前

HOYA

デジタル家電市場の活況を背景に高精度製品の需要が拡大するなど、2期連続で増収増益を達成、過去最高を更新しました。

これからも企業価値の増大を目指して、
事業の創造と革新に努めるとともに、
グローバルな事業展開を推進してまいります。



●連結売上高の推移（単位：百万円）
海外 国内 数字は合計数字
233,265
246,293
271,443
308,172
平成14年3月期
平成15年3月期
平成16年3月期
平成17年3月期
●連結当期純利益の推移（単位：百万円）
23,740
20,037
39,548
64,135
平成14年3月期
平成15年3月期
平成16年3月期
平成17年3月期



●分野別連結売上高構成比
情報・通信分野
51.3%
57.3%
アイケア分野
46.6%
41.0%
その他
2.1%
1.7%
平成16年3月期
平成17年3月期
●所在地別連結売上高構成比
4.1%
10.0%
11.0%
74.9%
平成17年3月期
日本 欧州 北米 アジア

第67期 決算公告

HOYA株式会社 代表執行役 最高経営責任者 鈴木 洋

平成17年6月18日

貸借対照表の要旨
（平成17年3月31日現在）

（単位：百万円）

資産の部 科目	金額	負債及び資本の部 科目	金額
流動資産	129,520	流動負債	62,454
現金及び預金	34,424	買掛金	18,151
受取手形	8,774	未払外注加工費	7,979
売掛金	53,040	未払法人税等	6,748
たな卸資産	17,345	設備未払金	8,267
その他	16,563	その他	21,307
貸倒引当金	△ 628	固定負債	542
固定資産	92,793	負債合計	62,996
有形固定資産	39,311	資本金	6,264
建物	8,799	資本剰余金	15,898
機械装置	16,232	資本準備金	15,898
土地	6,220	利益剰余金	144,994
その他	8,058	利益準備金	1,566
無形固定資産	3,518	任意積立金	116,357
投資その他の資産	49,964	当期未処分利益	27,071
関係会社株式	40,297	その他有価証券評価差額金	37
その他	9,808	自己株式	△ 7,878
貸倒引当金	△ 141	資本合計	159,316
資産合計	222,313	負債及び資本合計	222,313

損益計算書の要旨
（平成16年4月1日から 平成17年3月31日まで）

（単位：百万円）

科目	金額
売上高	224,608
売上原価	155,790
売上総利益	68,818
販売費及び一般管理費	33,686
営業利益	35,131
営業外収益	11,899
営業外費用	493
経常利益	46,536
特別利益	148
特別損失	8,456
税引前当期純利益	38,229
法人税、住民税及び事業税	12,354
法人税等調整額	907
当期純利益	24,967
前期繰越利益	37,501
合併に伴う未処分利益引継額	2,032
自己株式処分差損	49
自己株式消却額	30,702
中間配当額	6,678
当期未処分利益	27,071

（注）1. 有形固定資産の減価償却累計額……101,738百万円
2. 1株当たり当期純利益……225円55銭
3. 商法施行規則第124条第3号に規定する純資産額……37百万円

（ご参考） 連結貸借対照表の要旨
（平成17年3月31日現在）

（単位：百万円）

資産の部 科目	金額	負債、少数株主持分及び資本の部 科目	金額
流動資産	232,871	流動負債	70,792
現金及び預金	112,874	固定負債	1,970
受取手形及び売掛金	73,619	負債合計	72,762
たな卸資産	36,165	少数株主持分	830
その他	10,212	資本金	6,264
固定資産	118,288	資本剰余金	15,898
有形固定資産	95,158	利益剰余金	268,255
無形固定資産	5,489	その他有価証券評価差額金	37
投資その他の資産	17,640	為替換算調整勘定	△ 4,687
投資有価証券	10,383	自己株式	△ 7,878
その他	7,256	資本合計	277,889
繰延資産	322		
資産合計	351,482	負債、少数株主持分及び資本合計	351,482

連結損益計算書の要旨
（平成16年4月1日から 平成17年3月31日まで）

（単位：百万円）

科目	金額
売上高	308,172
売上原価	158,023
売上総利益	150,148
販売費及び一般管理費	65,228
営業利益	84,920
営業外収益	6,623
営業外費用	2,017
経常利益	89,525
特別利益	719
特別損失	6,779
税金等調整前当期純利益	83,466
法人税、住民税及び事業税	18,690
法人税等調整額	531
少数株主利益	108
当期純利益	64,135

（注）当年度末の連結子法人等は58社、持分法適用会社は1社です。

HOYA株式会社 〒161-8525 東京都新宿区中落合2-7-5 証券コード7741

►http://www.hoya.co.jp/

2005年6月18日 日本経済新聞 朝刊に掲載 〈決算公告〉

File No.: 82-34801

Exhibit 3

Details of Partial amendment to the Articles of Incorporation

1. Reasons for the amendment:

   3,775,400 sharers of treasury stock were retired on June 1, 2004, and the amendment is required to reduce the corresponding number of authorized shares.

2. Particulars of the amendment:

   The particulars of the amendment are as follows:

(The underlining indicates amended parts.)

Existing Articles of Incorporation	Amendment to the Articles of Incorporation
Article 6. (Number of shares authorized)	Article 6. (Number of shares authorized)
The total number of shares authorized by the company is 320,000,000. However, the number of shares may be reduced when shares are retired,	The total number of shares authorized by the company is 316,224,600. However, the number of shares may be reduced when shares are retired,

File No:82-34801

定　　　款

HOYA株式会社

定　　款

第1章　総　　　則

第1条（商号）
　当会社は、ＨＯＹＡ株式会社と称する。
　2.当会社の英文社名は、ＨＯＹＡ　ＣＯＲＰＯＲＡＴＩＯＮと称する。

第2条（目的）
　当会社は、つぎの事業を行なうことを目的とする。
1. 各種ガラスおよびセラミックス製品の製造、販売
2. 各種化学材料および製品の製造、販売
3. エレクトロニクス関連素材、部品および機器の製造、販売
4. オプトエレクトロニクス(電子光学)関連素材、部品および機器の製造、販売
5. 光学ガラス、光学機器および関連製品の製造、販売
6. 計量器、測定器の部品および機器の製造、販売
7. 眼鏡用レンズ・フレーム・機器および関連医療用具の製造、販売
8. コンタクトレンズおよび関連医療用具の製造、販売
9. 眼内レンズの製造、卸、販売
10. 医薬品、医薬部外品および医療用材料・機器の製造、販売
11. テーブルウェアー・ハウスウェアー（家庭用品）関連製品の製造、販売
12. 美術工芸品およびインテリア製品の製造、販売
13. ソフトウェアーの開発および販売
14. データ通信サービスおよびデーターベースサービスの提供
15. インターネットのプロバイダー業およびインターネットでの広告業務
16. インターネットの企業用ホームページの企画、立案および作成業務
17. 一般労働者派遣事業および特定労働者派遣事業
18. 有料職業紹介事業
19. 前各号に掲げる製品の輸出入
20. 前各号に付帯する一切の業務

第3条（本店所在地）
　当会社は、本店を東京都新宿区におく。

第4条（公告の方法）
　当会社の公告は、東京都において発行する日本経済新聞に掲載する。

第5条（委員会等設置会社制度の採用）
　当会社は、株式会社の監査等に関する商法の特例に関する法律（以下特例法という。）第2章第4節に規定する特例の適用を受けるものとする。

第2章　株　　　式

第6条（発行する株式の総数）
　当会社の発行する株式の総数は、3億1,622万4,600株とする。ただし、株式の消却が行なわれた場合は、これに相当する株式数を減じる。

第7条（自己株式の取得）

当会社は、取締役会の決議により、自己株式を取得することができる。

第8条（1単元の株式数）

当会社は、100株をもって株式の1単元とする。

第9条（単元未満株券の不発行）

当会社は、1単元の株式の数に満たない株式（以下単元未満株式という。）に係る株券を発行しない。ただし、本定款第11条の株式取扱規則に定めるところについてはこの限りでない。

第10条（単元未満株式の買増し）

当会社の単元未満株式を有する株主（実質株主を含む。以下同じ。）は、その単元未満株式と併せて1単元の株式の数となるべき数の株式を売渡すことを、当会社に対し請求することができる。

第11条（名義書換代理人）

当会社の株式につき、名義書換代理人をおく。

2.当会社は、名義書換代理人およびその事務取扱場所を選定し、これを公告する。

3.当会社の株主名簿（実質株主名簿を含む。以下同じ。）および株券喪失登録簿は、名義書換代理人の事務取扱場所に備置き、株式の名義書換、株券喪失登録、単元未満株式の買取りおよび売渡し、その他株式に関する事務は、名義書換代理人に取扱わせ、当会社では取扱わない。

第12条（株式取扱規則）

当会社の発行する株券の種類、株式の名義書換、新株予約権の名義書換、実質株主名簿の作成、新株予約権原簿の作成、実質株主通知の受理、株券喪失登録、単元未満株式の買取りおよび売渡し、その他株式に関する事項は、法令または本定款のほか、当会社の定める株式取扱規則による。

第13条（基準日）

当会社は、毎年3月31日の最終の株主名簿に記載された議決権を有する株主をもって、その決算期の定時株主総会において権利を行使すべき株主とする。

2.本定款に定めるほか、必要があるときは、取締役会の決議によりあらかじめ公告して臨時に基準日を定めることができる。

第3章　株　主　総　会

第14条（招集）

当会社の定時株主総会は、毎年6月に招集し、臨時株主総会は、必要に応じてその都度これを招集する。

第15条（招集者および議長）

株主総会は、法令に別段の定めがある場合を除き、取締役会の決議により、本定款第34条の最高経営責任者が招集し、議長となる。ただし、最高経営責任者に差支えがあるときは、あらかじめ取締役会で定めた順序にしたがい取締役がこれにかわる。

2.議長は、総会の秩序を維持し、議事を整理する。

第16条（決議）

株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席株主の議決権の過半数をもって行なう。

2. 株主総会の特別決議（商法第 343 条第 1 項の決議）は、総株主の議決権の 3 分の 1 以上を有する株主が出席し、その議決権の 3 分の 2 以上に当たる多数をもって行なう。

第17条（議決権の代理行使）

株主は、議決権ある他の株主を代理人として議決権の行使をすることができる。この場合には、総会ごとに、代理権を証する書面を提出しなければならない。

第18条（株主の提案権）

株主が株主総会の目的事項または議案につき提案しようとするときは、取締役に対し会日の 8 週間前に書面により請求しなければならない。

第19条（議事録）

株主総会の議事は、その経過の要領および結果を議事録に記載し、議長ならびに出席した取締役および執行役がこれに記名押印する。

第 4 章　取締役、取締役会および各委員会

第20条（員数）

当会社の取締役は、10 名以内とする。

2. 取締役の半数以上は、社外取締役（商法第 188 条第 2 項第 7 号の 2 の社外取締役をいう。）とする。

第21条（選任）

取締役の選任決議は、総株主の議決権の 3 分の 1 以上を有する株主が出席し、その議決権の過半数をもって行なう。

2. 取締役の選任は、累積投票によらないものとする。

第22条（任期）

取締役の任期は、就任後 1 年内の最終の決算期に関する定時株主総会終結の時までとする。

第23条（取締役会の招集者および議長）

取締役会は、法令に別段の定めがある場合を除き、取締役会においてあらかじめ指名された取締役が招集し、議長となる。ただし、その取締役に差支えがあるときは、あらかじめ取締役会で定めた順序にしたがい他の取締役がこれにかわる。

2. 前項の招集は、各取締役に対し、会日より 3 日前までに、その通知を発する。ただし、緊急の場合は、これを短縮することができる。

第24条（取締役会の決議）

取締役会の決議は、取締役の過半数が出席し、出席取締役の過半数をもって行なう。

第25条（取締役会の議事録）

取締役会の議事は、その経過の要領および結果を議事録に記載し、議長および出席した取締役がこれに記名押印する。

第26条（取締役会規定）

取締役会に関する事項は、法令または本定款のほか、取締役会の定める取締役会規定による。

第27条（報酬）

取締役の報酬は、報酬委員会の決議により定める。

第28条（責任免除）

当会社は、特例法第21条の17第1項の取締役（取締役であった者を含む。）の責任につき、取締役会の決議により免除することができる。

第29条（社外取締役との間の責任限定契約）

当会社は、社外取締役との間で、今後その者が負うことがある特例法第21条の17第1項の責任について、金1,000万円以上であらかじめ定める金額と同条第5項で準用する商法第266条第19項各号に掲げる額の合計額とのいずれか高い額を限度とする旨の契約を締結することができる。

第30条（各委員会の設置および権限）

当会社は、監査委員会、指名委員会および報酬委員会をおく。

2.監査委員会、指名委員会および報酬委員会の各委員会は、法令に定めのある事項を決定するほか、その職務遂行のために必要な権限を行使する。

第31条（各委員会の組織）

各委員会は、取締役3名以上の委員で組織する。

2.各委員会の委員の選任および解任は、取締役会の決議により行なう。

3.指名委員会および報酬委員会の委員の過半数は、当会社の執行役でない社外取締役とする。

4.監査委員会の委員の過半数は、当会社の執行役でない社外取締役とし、社外取締役に該当しない取締役にあっては当会社または子会社の業務を執行しない者とする。

第5章 執 行 役

第32条（員数）

当会社の執行役は2名以上とする。

第33条（執行役および代表執行役の選任および解任）

執行役および代表執行役の選任および解任は、取締役会の決議により行なう。

第34条（任期）

執行役の任期は、就任後1年内の最終の決算期に関する定時株主総会終結後最初に開催される取締役会終結の時までとする。

第35条（職務の分掌および指揮命令関係）

取締役会の決議により、代表執行役の中から最高経営責任者1名を選任し、代表執行役または執行役の中から最高財務責任者1名を選任する。

2.執行役の職務の分掌および指揮命令関係は、取締役会の決議により定める。

第36条（報酬）

執行役の報酬は、報酬委員会の決議により定める。

第37条（責任免除）

当会社は、特例法第21条の17第1項の執行役（執行役であった者を含む。）の責任につき、取締役会の決議により免除することができる。

第6章　計　　　算

第38条（営業年度および決算期日）

当会社の営業年度は、毎年4月1日から翌年3月31日までとし、各営業年度の末日を決算期日とする。

第39条（利益配当金）

当会社の利益配当金は、毎決算期日の最終の株主名簿に記載された株主または質権者に対し支払うものとする。

第40条（中間配当）

当会社は、取締役会の決議により毎年9月30日の最終の株主名簿に記載された株主または質権者に対し中間配当を支払うことができる。

第41条（配当金の除斥期間）

利益配当金および中間配当金が、支払開始の日から満3ケ年以内に受領されないときは、当会社はその支払義務をまぬがれる。

第42条 本定款に定めのない事項は、商法その他の法令にしたがうものとする。

附則　当会社は、商法第280条第1項の規定により、取締役会の決議をもって、委員会等設置会社移行前の監査役の責任を法令の限度において免除することができる。

昭和 38 年 2 月 27 日　一部改正
昭和 39 年 2 月 27 日　一部改正
昭和 41 年 2 月 28 日　一部改正
昭和 45 年 2 月 27 日　一部改正
昭和 46 年 11 月 30 日　一部改正
昭和 50 年 11 月 27 日　一部改正
昭和 56 年 12 月 23 日　一部改正
昭和 59 年 6 月 29 日　一部改正
昭和 63 年 12 月 16 日　一部改正
平成 3 年 6 月 27 日　一部改正
平成 5 年 6 月 29 日　一部改正
平成 6 年 6 月 29 日　一部改正
平成 10 年 6 月 26 日　一部改正
平成 12 年 6 月 27 日　一部改正
平成 14 年 6 月 21 日　一部改正
平成 15 年 6 月 20 日　一部改正
平成 16 年 6 月 18 日　一部改正
平成 17 年 6 月 17 日　一部改正